RECEIVED
2006 NOV -9 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: HOS LGA 060692
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

6 November 2006

06018328

Attention: Ms Janette M Aalbregt

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

I am pleased to advise that the Directors today declared a Third Interim Dividend for the year ending 31 December 2006.

A copy of the relevant press release issued today is enclosed for your information.

Yours faithfully

C C Li
Assistant General Manager
and Company Secretary

Encl

PROCESSED
NOV 14 2006
THOMSON
FINANCIAL

Press Release

新聞稿

6 November 2006

HANG SENG ANNOUNCES THIRD INTERIM DIVIDEND FOR 2006

The Board of Directors of Hang Seng Bank today declared a third interim dividend of HK$1.10 per share in respect of the year ending 31 December 2006.

The third interim dividend will be payable on Wednesday, 3 January 2007, to shareholders on the Register of Shareholders as at Wednesday, 20 December 2006.

The results for the year to 31 December 2006 will be announced on Monday, 5 March 2007. It is intended that any fourth interim dividend for 2006 that is announced on that date would be payable on Friday, 30 March 2007 to shareholders on the Register as at Tuesday, 20 March 2007.

The Register of Shareholders of the Bank will be closed for one day on Wednesday, 20 December 2006, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2006, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:00 pm on Tuesday, 19 December 2006, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group. It operates 143 branches and automated banking centres and 13 Business Banking Centres in Hong Kong; a branch in Macau; and a network of 15 mainland China outlets, including seven branches (in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou and Nanjing), seven sub-branches (five in Shanghai, one in Guangzhou and one in Shenzhen) and one representative office (in Xiamen). The Bank also has a representative office in Taipei.

With consolidated assets of HK$628.3 billion as at 30 June 2006, the Bank reported a profit attributable to shareholders of HK$6.2 billion for the first six months of 2006, and HK$11.3 billion in 2005. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com and the mainland website at www.hangseng.com.cn.

Media enquiries to:
Cecilia Ko (852)2198-4227 ceciliako@hangseng.com

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